Exhibit 99.1

July 20, 2018

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Press release

Pursuant to regulation 30(6) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, please find attached a press release and intimation for your records.

For WIPRO LIMITED

M Sanaulla Khan Company Secretary ENCL: As Above

Wipro and Alight Solutions announce strategic partnership

Bangalore, India and Lincolnshire, Illinois, USA - July 20, 2018: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading information technology, consulting and business process services company, and Alight Solutions, a leader in technology-enabled health, wealth, HR and finance solutions, today announced a long-term relationship which will reshape the HR services industry by providing Alight’s clients with the breadth and depth of capabilities from the two industry-leading organizations.

This strategic partnership1 will enable Alight to accelerate investment in consumer-facing technologies and services across its health, wealth and cloud businesses by leveraging Wipro’s industry-leading strengths in automation, machine learning and data analytics.

Additionally, Wipro will acquire and take on responsibility for the services delivered from Alight’s India locations. Alight has developed a rich set of technology and delivery capabilities across its India centers located in Gurgaon, Noida, Mumbai and Chennai.

Lincolnshire, Illinois-based Alight Solutions provides benefits administration and cloud-based HR and financial solutions to 1,400 clients serving 19 million employees and their 18 million family members.

Wipro provides HR services to a range of marquee customers globally across industry verticals such as retail, manufacturing, banking and financial services, education, healthcare, energy and utilities.

“When we think about serving our clients and their people, we believe it is imperative to provide technologies and solutions that meet rising trends like the growing adoption of cloud-based technologies, the increased use of automation, rising consumerism and the demand for more personalized, integrated solutions,” said Chris Michalak, Chief Executive Officer, Alight Solutions. “Our partnership with Wipro enables us to leverage Wipro’s unmatched innovation and leadership in automation and digital technologies, while increasing our investments to harness market trends and deliver even better solutions for our clients as their needs and those of their people evolve.”

Abidali Z. Neemuchwala, Chief Executive Officer and Executive Director, Wipro Limited said, “We welcome the Alight India team to the Wipro family. We are delighted to be chosen as a strategic partner by Alight for this transformational project. Our focus will be to modernize Alight’s core technology assets and further automate its operations to enhance the user experience of Alight’s end customers. Wipro’s expertise and best practices in cloud and smart analytics, and investments in proprietary platforms such as Wipro HOLMES™ will enable this transformation.”

The transaction is subject to customary closing conditions and is expected to close after receiving required regulatory approvals.

FCM Consulting facilitated the transaction between the two organizations.

[1]	Alight and Wipro are finalizing the terms of the arrangement.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 160,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

About Alight Solutions

As a leading provider of benefits administration and cloud-based HR and financial solutions, we enhance work and life through our service, technology and data. Our dedicated colleagues across 14 global centers deliver an unrivaled consumer experience for our clients and their people. We are Alight. Reimagining how people and organizations thrive.

Follow Alight on Twitter: https://twitter.com/alightsolutions

Follow Alight on Linkedln: https://www.linkedin.com/company/alightsolutions

Media Contacts:

Vipin Nair

Wipro Limited

vipin.nairl@wipro.com

MacKenzie Lucas

Alight Solutions

MacKenzie.Lucas@alight.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Wipro Limited	July 20, 2018

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing

Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description

1	Target Name	Alight HR Services India Private Limited

2	Related party transaction	No

3	Industry of Target entity	Business Process Outsourcing and Information Technology Enabled Services

4	Acquisition objectives	As part of a strategic partnership, Wipro will takeover Alight HR Services India Private Limited, Alight’s captive operations in India. This will enable Alight to accelerate investment in consumer-facing technologies and services across its health, wealth and cloud businesses by leveraging Wipro’s industry-leading strengths in automation, machine learning and data analytics. Wipro’s focus will be to modernize Alight’s core technology assets and further automate its operations to enhance the user experience of Alight’s end customers. Wipro’s expertise and best practices in cloud and smart analytics, and investments in proprietary platforms such as Wipro HOLMES™ will enable this transformation.

5	Government & regulatory Approval required	Approval from the Competition Commission of India (CCI)

6	Time period for completion	The transaction is expected to be completed during the quarter ended September 2018, subject to receipt of regulatory approvals and customary closing conditions.

7	Nature of consideration	Cash

8	Purchase consideration	US$ 117 Mn (USD One hundred and seventeen million)

9	Shares acquired	100%

10	Target Information	Alight HR Services India Private Limited (formerly known as Aon HR Services India Private Limited) was incorporated on September 15, 2016 and is engaged in business of IT and ITES services, inter alia, related to human resource outsourcing services, information technology services, shared services and finance process outsourcing services. The Company has 5 offices in India across 4 locations (Gurgaon, Noida, Mumbai and Chennai) and has ~9000 employees. Last two years revenue*: FY17- Rs. 531 crores and FY18 Rs. 1,132 crores (unaudited).

*	Alight HR Services India Private Limited was incorporated on September 15, 2016 and hence only last two financial years’ revenue has been provided. Revenue for FY 17 is for the period from September 15, 2016 to March 31, 2017.